SANDLER O’NEILL & PARTNERS, L.P.
1251 Avenue of the Americas, 6th Floor
 New York, New York 10020

April 16, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carolina Trust BancShares, Inc.
Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-224178)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join Carolina Trust BancShares, Inc. in requesting acceleration of the effective date of the above-referenced registration statement to April 18, 2018 at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that copies of the Preliminary Prospectus dated April 16, 2018 were furnished to the underwriters and distributed by the underwriters to individuals representing approximately 800 institutions from April 16, 2018 through the date hereof.

We, the undersigned, as representative of the underwriters, have complied and will continue to comply, and each participating underwriter and dealer has advised the undersigned that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

SANDLER O’NEILL & PARTNERS, L.P.,
as Representative of the Underwriters

By: Sandler O’Neill & Partners Corp.,
the sole general partner

/s/ Jennifer A. Docherty
Name: Jennifer A. Docherty
 Title: Authorized Signatory